Exhibit 99.1

Euroholdings Ltd (the "Corporation")

AMENDED AND RESTATED BYLAWS

As Adopted June 16, 2025

ARTICLE I
OFFICES

The principal place of business of the Corporation shall be at such place or places as the directors shall from time to time determine. The Corporation may also have an office or offices at such other places within or without the Marshall Islands as the Board of Directors of the Corporation (the "Board") may from time to time appoint or the business of the Corporation may require.

ARTICLE II
SHAREHOLDERS

Section 1. Annual Meeting: The annual meeting of shareholders of the Corporation shall be held on such day and at such time and place within or without the Marshall Islands as the Board may determine for the purpose of electing directors and or transacting such other business as may properly be brought before the meeting. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all annual meetings of shareholders.

Section 2. Nature of Business at Annual Meetings of Shareholders: No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof); (b) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record of at least ten percent (10%) of the outstanding voting power of the shares of the Corporation on the date of the giving of the notice provided for in this Section 2 of this Article II and has remained a shareholder of record of at least ten percent (10%) of the outstanding voting power of the shares of the Corporation through the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2 of this Article II.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary").

To be timely a shareholder's notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred fifty (150) days nor more than one hundred eighty (180) days prior to the one year anniversary of the immediately preceding annual meeting of shareholders.

In no event shall the public disclosure of any adjournment of an annual meeting of the shareholders commence a new time period for the giving of the shareholder's notice described herein.

To be in proper written form, a shareholder's notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. In addition, notwithstanding anything in this Section 2 of this Article II to the contrary, a shareholder intending to nominate one or more persons for election as a director at an annual meeting must comply with Article III Section 3 of these Bylaws for such nomination or nominations to be properly brought before such meeting.

No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2 of this Article II; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2 of this Article II shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 3. Special Meeting: A special meeting of the shareholders may be called at any time by the Board. No other person or persons are permitted to call a special meeting. No business may be conducted at the special meeting other than business brought before the meeting by the Board. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all meetings of shareholders. If the Chairman of the special meeting determines that business was not properly brought before the special meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 4. Notice of Meetings: Notice of every annual and special meeting of shareholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail or by electronic transmission at least fifteen (15) but not more than sixty (60) days before such meeting, to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Corporation or at such address as to which the shareholder has given notice to the Secretary. If sent by electronic transmission, notice given pursuant to this section shall be deemed given when directed to a number or electronic mail address at which the shareholder has consented to receive notice.  Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice or waives by electronic transmission, whether before or after the meeting, or who attends the meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Adjournments: Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each shareholder of record entitled to vote at the meeting. If after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice in Section 4 of this Article II.

Section 6. Quorum: At all meetings of shareholders, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third of the voting power of shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of the voting power of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Section 7. Voting: If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the voting power of the shares of stock represented at the meeting shall be the act of the shareholders. Notwithstanding the foregoing, at all meetings of shareholders for the election of directors, a plurality of the votes cast by the holders of shares entitled to vote in the election shall be sufficient to elect directors.  At any meeting of shareholders, with respect to matter for which a shareholder is entitled to vote, subject to the Articles of Incorporation and applicable law, each such shareholder shall be entitled to one vote for each share it holds. Each shareholder may exercise such voting right either in person or by proxy; provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Shareholders may act by way of unanimous written consent in accordance with the provisions of Section 67 of the Marshall Islands Business Corporations Act (the “BCA”).  If the Articles of Incorporation provide for more or less than one vote for any share, on any matter, every reference in these Bylaws to a majority or other proportion of stock or shares shall refer to such majority or other proportion of the votes of such stock or shares.

Section 8. Fixing of Record Date: The Board may fix a date not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of shareholders as the date as of which shareholders entitled to notice of and to vote at such a meeting shall be determined, and all persons who were holders of record of voting shares at such date and no other shall be entitled to notice of and to vote at such meeting. The Board may fix a date not exceeding sixty (60) days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record date for the determination of the shareholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.

ARTICLE III
DIRECTORS

Section 1. Number: The affairs, business and property of the Corporation shall be managed by a Board to consist of such number of directors, not less than three, as shall be fixed by a vote of not less than a majority of the entire Board from time to time. The directors, other than those who may be elected by the holders of one or more series of preferred stock voting separately as a class pursuant to the provisions of a resolution of the Board providing for the establishment of any series of preferred stock, shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. The shareholders, acting at a duly constituted meeting thereof, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C directors. Should the number of directors be increased, there shall be no classification of the additional directors until the next annual meeting of shareholders or the shareholders have classified such additional directors by unanimous written consent of all shareholders. The initial term of office of each class of directors shall be as follows: the directors first designated as Class A directors shall serve for a term expiring at the 2028 annual meeting of the shareholders, the directors first designated as Class B directors shall serve for a term expiring at the 2026 annual meeting, and the directors first designated as Class C directors shall serve for a term expiring at the 2027 annual meeting. At each annual meeting after such initial term, directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The directors need not be residents of the Marshall Islands or shareholders of the Corporation. Corporations may, to the extent permitted by law, be elected or appointed directors.  All of the foregoing provisions of this Section 1 of this Article III are subject to the terms of any preferred stock with respect to the directors to be elected solely by the holders of such preferred stock.

Section 2. How Elected: Except as otherwise provided by law, by the Articles of Incorporation or in Section 1 of this Article III or Section 5 of this Article III, the directors of the Corporation (other than the first Board if named in the Articles of Incorporation or designated by the incorporator(s)) shall be elected at the annual meeting of shareholders. Except as otherwise provided in Section 1 of this Article III, each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  All of the foregoing provisions of this Section 2 of this Article III are subject to the terms of any preferred stock with respect to the directors to be elected solely by the holders of such preferred stock.

Section 3. Nomination of Directors: Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board may be made at any annual meeting of shareholders (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 3 of this Article III and on the record date for the determination of shareholder entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 3 of this Article III. In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred fifty (150) days nor more than one hundred eighty (180) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

To be in proper written form, a shareholder's notice to the Secretary must set forth: (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3 of this Article III. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

All of the foregoing provisions of this Section 3 of this Article III are subject to the terms of any preferred stock with respect to the directors to be elected solely by the holders of such preferred stock.

Section 4. Removal: Any or all of the directors may be removed, only with cause, by the affirmative vote of holders of 50% plus one of the issued and outstanding voting power of voting shares of the Corporation. Any director may be removed for cause by action of the Board. No director may be removed without cause by either the shareholders or the Board. Except as otherwise provided by applicable law, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been negligent or guilty of misconduct in the performance of his duties to the Corporation in any matter of substantial importance to the Corporation by (A) the affirmative vote of at least 80% of the directors then in office at any meeting of the Board called for that purpose or (B) a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his ability to serve as a director of the Corporation.

No proposal by a shareholder to remove a director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days nor more than one hundred eighty (180) days prior to the anniversary date of the immediately preceding annual meeting of the shareholders. To be in proper written form, a shareholder's notice must set forth: (a) a statement of the grounds, if any, on which such director is proposed to be removed, (b) evidence reasonably satisfactory to the Secretary, of such shareholder's status as such and of the number of shares of each class of capital stock of the Corporation beneficially owned by such shareholder, and (c) a list of the names and addresses of other shareholders of the Corporation, if any, with whom such shareholder is acting in concert, and the number of shares of each class of capital stock of the Corporation beneficially owned by each such shareholder.

No shareholder proposal to remove a director shall be voted upon at an annual meeting of the shareholders unless proposed in accordance with the procedures set forth in this Section 4 of this Article III. If the Chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a director was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that a proposal to remove a director of the Corporation was not made in accordance with the procedures prescribed by these Bylaws, and such defective proposal shall be disregarded.

All of the foregoing provisions of this Section 4 of this Article III are subject to the terms of any preferred stock with respect to the directors to be elected solely by the holders of such preferred stock.

Section 5. Vacancies: Vacancies in the Board occurring by death, resignation, creation of new directorship, failure of the shareholders to elect the whole class of directors required to be elected at any annual election of directors or for any other reason, including removal of directors for cause, may, subject to applicable law and the Articles of Incorporation, be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.  All of the foregoing provisions of this Section 5 of this Article III are subject to the terms of any preferred stock with respect to the directors to be elected solely by the holders of such preferred stock.

Section 6. Regular meetings: Regular meetings of the Board may be held at such time and place as may be determined by resolution of the Board and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 7. Special meeting: Special meetings of the Board may, unless otherwise prescribed by law, be called from time to time by the Chairman, the President, or any officer of the Corporation who is also a director. The President or the Secretary shall call a special meeting of the Board upon written request directed to either of them by any two directors stating the time, place and purpose of such special meeting. Special meetings of the Board shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.

Section 8. Notice of Special Meeting: Notice of the special date, time and place of each special meeting of the Board shall be given to each director at least forty eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty four (24) hours prior to such meeting. For the purpose of this section, notice shall be deemed to be duly given to a director if given to him personally (including by telephone) or if such notice be delivered to such director by mail, electronic transmission (including email), telegraph, cablegram, telex or teleprinter to his last known address. Notice of a meeting need not be given to any director who submits a signed waiver of notice or waives notice by electronic transmission, whether before or after the meeting, or who attends the meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 9. Quorum: The greater of (i) one third of the entire Board and (ii) a majority of the directors at the time in office, present in person or by proxy or conference telephone, shall constitute a quorum for the transaction of business.

Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest as disclosed or known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 11. Voting: The vote of the majority of the directors, present in person or by proxy or conference telephone, at a meeting at which a quorum is present shall be the act of the directors. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as applicable, consent thereto in writing or by electronic transmission.  Members of the Board or any committee thereof may participate in a meeting of such Board or committee by means of communications equipment which permits the persons participating in the meeting to communicate with each other, and participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

Section 12. Compensation of Directors and Members of Committees: The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Corporation.

ARTICLE IV
COMMITTEES

The Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members one or more committees, each to consist of one or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions, shall have and may exercise, to the extent permitted by law, the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it provided, however, that no committee shall have the power or authority to (i) fill a vacancy in the Board or in a committee thereof, (ii) amend or repeal these Bylaws or adopt any new Bylaws, (iii) amend or repeal any resolution of the Board which by its terms shall not be so amendable or repealable, (iv) submit to shareholders any action that requires shareholders’ authorization under the BCA, or (v) fix the compensation of the directors for serving on the Board or on any committee thereof. . Members of any committee shall hold office for such period as may be prescribed by the vote of the entire Board, subject, however, to removal at any time by the vote of the Board. Vacancies in membership of such committees shall be filled by vote of the Board. Committees may adopt their own rules of procedures and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when required.

ARTICLE V
OFFICERS

Section 1. Number and Designation: The Board shall elect a President, Secretary and Treasurer and such other officers as it may deem necessary. Officers may be of any nationality and need not be residents of the Marshall Islands. The salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board. The Board may elect additional officers. Each officer shall hold office until the first meeting of the Board following the next annual election of directors and until his successor shall have been duly elected and qualified except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without cause. Any vacancy in an office may be filled by the Board.

Section 2. President: In the absence of the Chairman of the Board, the President of the Corporation shall preside at all meetings of the Board and of the shareholders at which he or she shall be present. The President shall perform all duties incident to the office of president of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or as may be provided by law.

Section 3. Secretary: The Secretary shall act as Secretary of all meetings of the shareholders and of the Board at which he is present, shall have supervision over the giving and serving of notices of the Corporation, shall be the custodian of the corporate records of the corporate seal of the Corporation, shall be empowered to affix the corporate seal to those documents, the execution of which, on behalf of the Corporation under its seal, is duly authorized and when so affixed may attest the same, and shall exercise the powers and perform such other duties as may be assigned to him by the Board or the President.

Section 4. Treasurer:  The Treasurer shall have general supervision over the care and custody of the funds, securities, and other valuable effects of the Corporation and shall deposit the same or cause the same to be deposited in the name of the Corporation in such depositories as the Board may designate, shall disburse the funds of the Corporation as may be ordered by the Board, shall have supervision over the accounts of all receipts and disbursements of the Corporation, shall, whenever required by the Board, render or cause to be rendered financial statements of the Corporation, shall have the power and perform the duties usually incident to the office of Treasurer, and shall have such powers and perform other duties as may be assigned to him by the Board or President.

Section 5. Other Officers: Officers other than those treated in Sections 2 through 4 of this Article V shall exercise such powers and perform such duties as may be assigned to them by the Board or the President.

Section 6. Bond:  The Board shall have power to the extent permitted by law to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his duties in such form and with such surety as the Board may deem advisable.

ARTICLE VI
CERTIFICATES FOR SHARES

Section 1. Form and Issuance:  The Shares of the Corporation may be represented by certificates in form meeting the requirements of law and approved by the Board. Certificates, to the extent issued, shall be signed by an officer(s) and/or a director. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employees.  Shares of any class or series may also be represented in uncertificated form and may be “uncertificated shares” (as described in Section 42(1) of the BCA), and, specifically, the Corporation may issue shares to be represented in any manner permitted or required by the rules of any stock exchange(s) on which the shares of the Corporation may be listed.

Section 2. Transfer: The Board shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of certificates representing shares of the Corporation's stock, and may appoint transfer agents and registrars thereof.

Section 3. Loss of Stock Certificates: The Board may direct a new certificate of stock to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.  This Section does not require the Board to review or otherwise determine the replacement of stock certificates.

ARTICLE VII
DIVIDENDS

Declaration and Form: Dividends may be declared in conformity with applicable law by, and at the discretion of, the Board. Dividends may be declared and paid in cash, stock or other property of the Corporation.

ARTICLE VIII
INDEMNIFICATION

Section 1. Indemnification: Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 2. Insurance: The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

Section 3. Repeal: Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
CORPORATE SEAL

Form: The seal of the Corporation, if any, shall be circular in form, with the name of the Corporation in the circumference and such other appropriate legend or language as the Board may from time to time determine.

ARTICLE X
FISCAL YEAR

Fiscal Year: The fiscal year of the Corporation shall be such period of twelve consecutive months as the Board may by resolution designate.

ARTICLE XI
AMENDMENTS

Amendments: These Bylaws may be amended, added to, altered or repealed, or new Bylaws may be adopted, solely at any regular or special meeting of the Board by the affirmative vote of 51% of the entire Board. The phrase "51% of the entire Board" shall be deemed to refer to 51% of the number of directors constituting the Board as set forth in accordance with Article III, without regard to any vacancies, or if the number of Directors constituting 51% of the entire Board is greater than the number of members of the Board then in office, the unanimous vote of Directors in office.

ARTICLE XII
SEVERABILITY; CHANGES IN LAW; MISCELLANEOUS

If any provision of these Bylaws is or becomes inconsistent with any provision of the Articles of Incorporation, the BCA or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect. If any of the provisions of the BCA referred to above are modified or superseded, the references to those provisions is to be interpreted to refer to the provisions as so modified or superseded. The headings of the Articles and Sections contained in these Bylaws are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of these Bylaws. Whenever the context may require, any pronouns used in these Bylaws shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.